VIA E-MAIL AND U.S. MAIL

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	QEP Resources, Inc.
Form 10-K for Year Ended December 31, 2016, Filed February 22, 2017,
and Company Response Letter dated July 20, 2017
File No. 001-34778

Dear Mr. Horowitz,

QEP Resources, Inc. (the “Company”) acknowledges receipt of the letter dated September 13, 2017 (the “Comment Letter”), containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10‐K for the fiscal year ended December 31, 2016, and the Company’s July 20, 2017, response letter.

The Comment Letter requests that we respond to the Staff’s comments within 10 business days or advise the Staff as soon as possible when we will provide the Staff with our responses. This correspondence is to confirm our request for an extension of time to respond to the Comment Letter. The Company respectfully requests an extension to October 12, 2017, as the date by which we expect to provide our responses to the Comment Letter.

If you have any questions, please contact me at (303) 640-4242 or by email to richard.doleshek@qepres.com.

Sincerely,

/s/ Richard J. Doleshek
Richard J. Doleshek,
Executive Vice President and Chief Financial Officer
QEP Resources, Inc.

cc: Laura B. Gill, Davis Graham & Stubbs LLP